

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2014

<u>Via E-mail</u>
Jeffrey Cocks
Chief Executive Officer
Tech Foundry Ventures, Inc.
201 Santa Monica Boulevard, Suite 300
Santa Monica, CA 90401

> **Re:** **Tech Foundry Ventures, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 30, 2014**
> **File No. 333-196075**

Dear Mr. Cocks:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Our officers and directors have experience in the financial consulting industry, which could prevent us from successfully implementing our business plan, and impede our ability to earn revenue, page 9</u>

1.   We note your response to comment 11 of our letter dated June 14, 2014, and revised disclosure on page 9, indicating that your officers and directors lack experience in running a public company in the United States. Please revise your subcaption to accurately describe this risk, or advise.

<u>Our officer and directors may have conflicts in allocating their time to our business, page 12</u>

2.   We note your response to prior comment 15 and revised disclosure on page 12. Please revise your disclosure here, or elsewhere as appropriate, to clarify whether Mr. Levine is affiliated with any competing business, and if so, to explain any conflict arising from such an affiliation.

Possible Potential Conflicts, page 37

3.   We note your response that Mr. Cocks' responsibilities to West Isle Ventures,
        Ltd. will be limited to activities in Canada and that his duties to you will be limited to the
        United States, but we cannot locate this disclosure in the registration statement. Please
        revise or advise. Please also clarify, if true, that you and West Isle Ventures, Ltd. provide
        the same services to companies, with the differences being that you target technology,
        entertainment, and media companies in the United States, while West Isle Ventures, Ltd.
        targets oil and gas and mining resources companies in Canada.

Exhibit 23.1

4.   Prior to requesting effectiveness please include an updated consent from your
        independent registered accounting firm for use of its audit report dated May 16, 2014.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow

adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395, or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466, or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Donald P. Hateley, Esq.